Mail Stop 6010

May 2, 2007

Mr. Ariel Shenhar
Vice President and Chief Financial Officer
Ophthalmic Imaging Systems
221 Lathrop Way, Suite I
Sacramento, California 95815

      Re: Ophthalmic Imaging Systems
              Form 10-KSB for the fiscal year ended December 31, 2005
              File No. 001-11140

Dear Mr. Shenhar:

     We have completed our review of your Form 10-KSB and related materials and have no further comments at this time.

               Sincerely,

               Martin F. James
               Senior Assistant Chief Accountant